Exhibit 99.1

PCL EMPLOYEES HOLDINGS LTD.

MID-YEAR REPORT TO SHAREHOLDERS

FOR FISCAL 2007

Ross Grieve	Joseph D. Thompson
President	Chairman
Chief Executive Officer	PCL Employees Holdings Ltd.
PCL Employees Holdings Ltd.

July 2007

Introduction

PCL Employees Holdings Ltd. owns various construction and equipment companies. These companies are independent of each other; have their own boards of directors, officers, and management; and operate in different construction sectors and geographic regions. This mid-year report is a consolidation of the financial results of all these companies and comments on their performance at the mid-point of the current fiscal year.

FISCAL 2007 MID-YEAR UPDATE

(Note: All dollars are expressed as Canadian dollars unless noted otherwise. All project values are approximate.)

A.	Financial

The following table summarizes the mid-year update to our financial plan for fiscal 2007.

2007
	Mid Year Forecast	Oct. 2006 Plan	Variance
New Work ($B)	8.4	7.6	0.8
Billings ($B)	5.6	5.9	(0.3)
Overhead ($M)	157	152.7	4.3
Profit ($M)*	339.2	331.4	7.8
Carryover ($B)	8.4	7.2	1.2
* Profit = earnings before bonuses and income taxes

*	Reference to “billings” in this report means billed volume, which differs from the term “revenue” used in the PCL Employees Holdings Ltd. financial statements and SEC 20F filing. Differences between “billings” and “revenue” result from changes in unearned revenue and non-fee billings on agency construction management contracts.

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The previous table shows that new work securement could be up significantly from our original plan, but more remarkably, if this does materialize it will be up 53 percent from the $5.5 billion record that was established in fiscal 2006. This, of course, translates into very high carryovers into future years.

Billings of $5.6 billion, although down marginally from our original plan, would still be 19 percent higher than the record we set in fiscal 2006. Our projected profitability at this mid-point of our fiscal year is up two percent from our plan and down slightly from what we achieved in fiscal 2006.

It is very apparent that activity levels in our company will continue to be high throughout the balance of this fiscal year and for the next few years ahead.

As we have said so many times before, our challenge will be to ensure we achieve operational excellence in delivering successfully all of our projects in the face of people shortages at the craft, supervisor/management, and support levels.

B.	Report on Operating Segments

B1.	Buildings - Canada

B1.1	British Columbia

PCL Constructors Westcoast Inc. (“BC Region”) continues work on the Abbotsford General Hospital P3 (Public Private Partnership) project, which is advancing satisfactorily as it approaches its final stages. The strong relationship that has been developed with the City of Abbotsford has resulted in the award of over $80 million worth of new work by the city to BC Region for the construction of a new arena, recreation center, and museum.

In Kelowna, BC Region has been awarded a $20 million project for the College of the Okanagan and a number of Special Projects totaling in excess of $10 million, which will continue to see operations in the BC Interior continue at a steady pace.

This market remains strong and we foresee record performance levels over this year and next.

B1.2	Alberta & Saskatchewan

PCL Construction Management Inc. (“PCL CM”) continues to enjoy extremely strong markets in the major urban centers of Edmonton and Calgary. PCL CM’s Edmonton district office has been awarded approximately $149 million worth of work for the south extension of the Edmonton LRT system. This district office is making satisfactory progress to complete the Anthony Henday Drive South East Leg Ring Road this fall and is preparing to bid on the next component of this massive ring road project in joint venture with Peter Kiewit Sons’, Inc.

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PCL CM’s Calgary district office had a good start on the mixed-use residential and office complex for Balboa Developments at the Stampede Grounds and this client has awarded PCL CM an additional $90 million worth of work for a hotel project in the same vicinity.

PCL CM’s Saskatchewan district office is concentrating on the construction operation stage of the three significant projects in Saskatoon and Regina that have been reported in a previous shareholder report.

B1.3	Manitoba, Central Canada, and Atlantic Canada

The Winnipeg district office of PCL Constructors Canada Inc. (“Constructors Canada”) has been awarded an additional $35-million project on the Red River Floodway Expansion project. The remaining floodway projects, the City of Winnipeg Water Treatment Plant, and the Manitoba Hydro office complex (the largest office complex ever constructed in Manitoba) are proceeding well. The Canadian Museum for Human Rights project received good news in the past months whereby Canada’s Federal Government announced their intentions to grant national museum status and fund operational costs. Construction is anticipated to now commence in 2008.

Constructors Canada’s Toronto district office has recently reached financial and commercial close on three Alternate Financing and Procurement (AFP) projects with a combined value of more than $660 million and totaling more than 1.4 million square feet: North Bay Regional Health Centre, Durham Consolidated Courthouse, and the Ontario Archives at York University. The Special Projects division of this district office continues to be extremely busy and is forecasting in excess of $70 million of completed work this year.

Constructors Canada’s Ottawa district office has had a good start on the Delegation of the Ismaili Imamat project and the $103-million Queen’s Centre Phase 1 project at Queen’s University in Kingston, Ontario. This district office continues to deal with the aftermath of the cancellation of the $400-million LRT project we had hoped to construct as a member of a consortium led by Siemens Canada. The consortium has launched a lawsuit against the City of Ottawa for damages as a result of the contract termination.

Constructors Canada’s Halifax district office (“Atlantic Canada”) continues work on the Nova Scotia Transportation and Public Works courthouses in Yarmouth, NS and Bridgewater, NS. As well, this district office will substantially complete the Maritime Helicopter Training Centre (MHTC) Facility later this year. This district office was also low bidder on the $39-million Wet Lab Facility in St. Andrews, NB.

B2.	Buildings - U.S.

B2.1	Seattle, Hawaii, Alaska

PCL Construction Services, Inc. (“Services”) Seattle district office has been awarded two very large projects in recent months: a US $200-million residential tower project in Bellevue and a hotel and residence project worth approximately US $140 million in downtown Seattle.

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The Hawaii district office of Services has been awarded a US $75 million contract for the construction of a medical office building in Honolulu and a preconstruction contract for the Wailea Resort project valued at approximately US $350 million. After being somewhat delayed because of the discovery of a historic burial ground, the Ritz Carlton Club at Kapalua Bay on the Island of Maui is once again in full flight. This district office continues to be recognized as a dominant player in the local market and to raise the bar for profitability and safety standards.

Work continues to move along well on the Ted Stevens International Airport South Terminal Seismic and Security Retrofit in Anchorage, Alaska. Preconstruction services continue on the second phase of this project, which is valued at approximately US $90 million.

B2.2	Los Angeles and San Diego

The Los Angeles district office of Services was recently awarded the US $120-million Life Sciences project at UCLA. The US $174-million LAUSD High School No. 9 project that got underway in March 2006 continues to perform very well and is on track to complete in the fall of 2008 as scheduled. The Los Angeles district office continues to set new performance records.

The San Diego district office of Services is optimistic they will receive a full go-ahead on the $130-million La Jolla Commons project, which is located immediately adjacent to our district office.

B2.3	Minneapolis and Denver

Services’s Minneapolis district office continues to receive new contracts at the Mystic Lake Casino project and, as well, from our long standing client 3M. Also, this district office has just been awarded a new project associated with the entertainment park at the Mall of America worth US $25 million, and has received approval of a US $75 million GMP contract for the Turtle Creek Casino.

The Denver district office of Services has started construction of a US $180-million hotel resort project at Snowmass in the Aspen area of the Colorado Rockies and, as well, is preparing to start construction of the US $90-million Ritz Carlton Hotel Resort project in Vail, Colorado. This district office is also optimistic work will commence this fall on the massive US $400-million Metropolitan Gardens project in Denver.

B2.4	Orlando

The Orlando district office of Services has recently hit some significant milestones on their work for Lafarge on various wallboard projects and looks forward to future work with this repeat client. This district office was low bidder on the US $80-million Orlando International Airport Baggage Handling project and recently was selected as the preferred proponent on a new theme park in the Orlando area that will include a 400-foot-high “Observation Wheel” similar to a ferris wheel. Since our last report to you, the Trump Condo Tower in Tampa, Florida has been cancelled. The strategy of this district office to self-perform structures has been successful and is contributing to new highs in profitability.

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B3.	Heavy Industrial - Canada

PCL Industrial Constructors Inc. (“Industrial Constructors”) has now concluded negotiations with Shell Canada for a large volume of work at Shell’s Upgrader Expansion project in Scotford, Alberta on the outskirts of Edmonton.

Industrial Constructors’s Pipe Fabrication and Industrial Module Assembly in Nisku continues to be very active and work has begun to develop an additional 32 acres of module assembly facility to accommodate increasing market volumes.

Monad Industrial Constructors Inc. (“Monad”) is in the final stages of its work for Petro-Canada at Fort McMurray. Monad continues work at the De Beers diamond mine at Snap Lake, NWT to install an underground conveyor, a crusher, and associated electrical ventilation and dewatering works with a targeted completion of February 2008. Monad has capacity to take on new work and is in the pursuit stage on a number of attractive projects.

PCL Intracon Power Inc. (“Intracon”) continues to have a slow year but is preparing for a significant increase in activity as it will be performing the electrical work associated with Industrial Constructors on the Shell Upgrader Expansion.

Melloy Industrial Services Inc. (“Melloy”) is in the planning stages of a number of upcoming shut-downs and has been awarded significant work for its shop by clients such as Suncor.

B4.	Heavy Industrial – U.S.

PCL Industrial Services, Inc. (“Industrial Services”) based in Bakersfield continues to enjoy an extremely high level of activity and currently is employing over 600 workers, which is a record level for the company. Its niche expertise in manufacturing steam generators for the oilfield continues to provide additional work from domestic and international orders.

Teton Industrial Construction, Inc. (“Teton”) is engaged in a very difficult project located south of Salt Lake City, Utah for its client, Siemens Power Generation, Inc. (“Siemens”). This combined cycle power plant will be complete and brought online in July of this year, but Teton and Siemens have a major dispute to work through. Teton has commenced a lawsuit against Siemens in respect of this dispute. Teton’s projects in Georgia, Texas, and the Carolinas are all moving along extremely well, and the additional work for the Southern Company at the Plant Bowen Power project in Cartersville, Georgia that was mentioned in our last report was awarded.

B5.	Heavy Civil

The Tempe district office (“Civil SW”) of PCL Construction, Inc. is in the final stages of the Albuquerque Treatment Plant, which has been a difficult project for this district. This district office continues to do very well in securing CM at Risk work in Arizona and has identified additional opportunities that are currently in the discussion stages.

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The Tampa Bay district office (“Civil SE”) of PCL Civil Constructors, Inc. received disappointing news that all bids were rejected on the US $140-million cable-stayed bridge project at Indian River, Delaware after originally having been chosen as the preferred contractor. However, they did receive good news, with the award of the US $104-million I-275 expansion project in Tampa and the US $78-million SR-408 East/West Expressway widening project in Orlando. Civil SE is also working through some significant outstanding change orders on the Hillsborough Crosstown Expressway project.

B6.	International

PCL Constructors Bahamas Ltd. recently turned over a completed high-end hotel and associated water entertainment feature located on Paradise Island, Nassau, Bahamas, and continues with the construction of the 495-unit, 21-storey condominium project that is expected to be substantially completed by the end of the year.

C.	Report on Land, Buildings, and Equipment Assets

PCL Construction Resources Inc. (“Resources”) and PCL Construction Resources, (U.S.A.) Inc. (“Resources U.S.”) are experiencing very high activity levels in keeping with our high project activity. Major capital purchases this year will likely exceed our original budget of $40 million set last fall.

This spring the 30,000 square foot office expansion referred to as Building 4A in the PCL Business Park in Edmonton was completed successfully and is now occupied. As well, a $4 million full interior renovation to Building 4 of the business park was completed, which was a welcome facelift for this 25-year-old building. Resources has also completed the shop expansion for Melloy at Nisku, Alberta and this summer will complete the development of an additional 32 acres of module assembly property at Nisku. PCL CM’s Saskatoon operations moved into new leased office space in Saskatoon this spring.

The purchase of a 5 acre parcel of land in Lumpkin County, Georgia for a new yard and small shop facility for Teton’s operations has been completed. Teton has also recently moved into new leased space in a suburb of Atlanta, which will allow Resources U.S. to put Teton’s old land and office buildings in Alpharetta up for sale. Resources U.S. has also expanded the Bakersfield shop facility.

Vancouver B.C. based Grand Sierra Equipment Ltd. has kept its fleet of tower cranes busy for the first part of this fiscal year and business activity is expected to remain strong for the balance of the year.

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D.	Report on Corporate Activity

Since our last report, the system-wide upgrade of the JD Edwards World project (known as E1) has been successfully completed. We are well on the way in delivering the Foundations for Operational Excellence training and expect to deliver this program to in excess of 1,200 of our employees this year. North American Headquarters, as well, organized and delivered another successful Operations Conference this past April in Banff, Alberta with over 260 delegates in attendance.

E.	Meeting of Managers of Special Projects Operations

The managers of Special Projects operations of PCL companies met in a breakout session at the Operations Conference held in Banff this past April. In their summary report they advised that in fiscal 2007 the combined billings of Special Projects operations of PCL companies should be in excess of $500 million, which would be a new record.

F.	Investment Activity

Our long-term investment portfolio managed by RBC Private Counsel at the time of this report had a market value of approximately $93 million. Since our last report to you, we have made a $2.6 million equity investment in the Northwest Upgrader project at Redwater, Alberta, which we hope to be constructing for that client. That investment was tied to fees earned through the pre-construction period of the project.

G.	PCL Employees Holdings Ltd. Shares (PCLEH)

At the time of this report, there are 2,574 shareholders of PCL Employees Holdings Ltd. and 20,741,577 shares outstanding. This represents 87.5 percent of our total number of salaried employees, an increase of 597 shareholders since October 31, 2006.

H.	Safety

Our senior Health, Safety, and Environment (HSE) managers from across North America came together in May at PCL’s North American Headquarters to share best practices and discuss how to take our HSE program to the next level.

At the end of June 2007 the overall Lost Time Frequency Rate (LTFR) was 0.14 based on almost 12.5 million manhours. Our Total Recordable Incident Rate (TRIR) has dropped from 3.50 at October 31, 2006 to 2.51 at June 30, 2007. We continue to be pleased with the downward trending in these statistics during a very busy time in our history.

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I.	Philanthropy & Community Service

In our February 2007 report we shared the sad news of John Poole’s passing and that Bob Stollery was very ill. Bob passed away in March 2007 and we will miss him very much as he was a remarkable leader within our organization for over 50 years. PCL’s board of directors approved significant donations in the memory of John Poole and Bob Stollery.

At the time of this report, most of our companies are at the very early stages of their 2007 United Way campaign.

J.	Company Problems

Over the past year General Counsel Doug Stollery has been working hard to develop more structure and sound processes associated with sourcing, managing, and delivering legal services throughout the organization. Coupled with that is the development of a major dispute resolution policy which is currently under review. Our goal is to be proactive in dealing with problems that arise during the course of our business and to ensure we are deploying appropriate and high quality resources to work through problems that do arise.

As indicated earlier in this report, Teton has an outstanding major dispute with Siemens on a power project in Utah, in respect of which Teton has filed suit against Siemens. The resolution of this issue will demand considerable attention and resource deployment.

Other outstanding problem issues are reviewed regularly by the Board of Directors.

K.	Awards and Rankings

Please refer to Appendix I for a list of recognition and awards our companies have received since our last report to you in February 2007.

L.	Corporate Governance, Ethics, and Code of Conduct

The PCL program to train all PCL employees so that they will fully understand and conduct themselves ethically in compliance with the corporation’s ethical standards and code of conduct is well underway.

PCL’s Ethical Conduct Compliance Committee has been established and has had its first meeting. This committee will meet on a regular basis in order to determine that the organization is compliant with its published ethical standards and code of conduct.

LOOKING AHEAD

Every spring a team of PCL executives over a three or four day period have focused meetings with banks, pension funds, developers, insurance companies, and our three co-sureties. From

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these meetings and discussions we get a sense of what our clients and partners are predicting our economic climate will be in the near and short terms. The consensus this year is that things should not change very much over the next few years and that we will continue to work in an environment similar to the past few years. The caution is that economies may slow three years out and we should be watching for signs of an economic shift.

We observe that projects seem to be getting very large and in many of our jurisdictions there are only a few contractors of sufficient size and strength to pursue them. This often bodes well for PCL companies, but we have to always make sure that we have the resources to staff these large complex projects and ensure that they are secured with proper commercial terms and an acceptable risk profile. For the last number of years, Public Private Partnerships (P3s) have been commonplace in Canada with PCL companies having a satisfactory record of success on these projects. We are now seeing a trend develop in the United States where procurement methods are shifting to the P3 model there as well.

On a corporate wide basis we are anticipating increased activity throughout fiscal 2008 and 2009. Our industry, and certainly the PCL companies, will continue to be challenged by tradesperson shortages, over-extended sub-trades, commodity price uncertainty, and the need for well thought out and effective succession planning.

As we enter the final half of our 2007 fiscal year, we forecast we will again be very proud of the results that our entire PCL team will produce. We look forward to presenting our fiscal 2007 report to you early in the 2008 calendar year.

We thank all of our shareholders and, indeed, all of our employees for their loyalty and commitment to our organization.

Yours truly,	Yours truly,

PCL EMPLOYEES HOLDINGS LTD.	PCL EMPLOYEES HOLDINGS LTD.

/s/ Ross Grieve	/s/ Joseph D. Thompson
Ross Grieve	Joseph D. Thompson
President	Chairman
Chief Executive Officer

Forward-Looking Statements

This mid-year report contains forward-looking statements about PCL’s future plans, strategies and expectations, including our projected operating results, the status of our ongoing projects and potential contracts that we may be awarded in the future. These forward-looking statements are subject to the safe harbor for forward-looking statements pursuant to Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly

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to historical or current facts and often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “project,” “forecast,” “predict,” “could” or “may.” All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control and which may cause our actual results, performance or achievements to differ materially from the results, performance or achievements contemplated by the forward-looking statements. These risks and uncertainties include intense competition in the construction industry, possible economic downturns in our market areas, potential cost overruns in the performance of fixed price contracts, risks of adverse judgments in pending and threatened litigation, and other risks and uncertainties that are described under the heading “Risk Factors” and elsewhere in our annual report on Form 20-F as filed with the United States Securities and Exchange Commission, which was distributed to you with your 2006 Financial Statements and Report to Shareholders dated February 2007 or your 2007 share offering package.

Board of Directors of PCL Employees Holdings Ltd.

Henry R. Gillespie Edmonton, Alberta	Businessman and Former PCL Executive

Ross A. Grieve Edmonton, Alberta	President and Chief Executive Officer PCL Employees Holdings Ltd. and PCL Construction Group Inc.

Joseph D. Thompson Edmonton, Alberta	Chairman of the Board PCL Employees Holdings Ltd. and PCL Construction Group Inc. Businessman and Former PCL Executive

Garnet K. Wells Chestermere, Alberta	Businessman and Former PCL Executive

Auditors and Transfer Agents

The auditors of the company are:

KPMG LLP

Chartered Accountants

10125 – 102 Street

Edmonton, AB T5J 3V8

Canada

The company’s transfer agent is:

Computershare Investor Services Inc.

6th Floor, Western Gas Tower

530 – 8th Avenue SW

Calgary, AB T2P 3S8

Canada

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APPENDIX I – AWARDS

Internal awards

•	2007 Bob Stollery Construction Leadership Award Winner: Steven Schmalz, project manager in Winnipeg

•	2007 Les Albert Leadership Award Winner: John Fiori, superintendent in Orlando

•	2006 PCL Innovation Awards:

•	Quality Control Roll-Down Access Gates, submitted by Dave Espinosa in Denver

•	Removable Steel Guardrail, submitted by John Pond and John Gregory in Atlantic Canada

•	Pier Reinforcing Installation Stand, submitted by Brendon Hollier and Chris Strachan in Winnipeg

•	2006 Joseph D. Thompson District Performance Award

1.	First place (Canada): Tie between PCL Constructors Westcoast Inc. and the Edmonton Industrial group

2.	Second place (Canada): PCL Construction Management Inc. (Edmonton)

1.	First Place (US): PCL Industrial Services, Inc. (Bakersfield)

2.	Second Place (US): PCL Civil Constructors, Inc. (Tampa)

External Awards

Since January 2007, our organization has been recognized for a wide variety of achievements:

•	2006 United Way Chairman’s Award: PCL Construction Resources Inc. (their second consecutive year and sixth year overall!)

•	Telly Awards (NAHQ Safety team): PCL’s safety orientation video was recognized by the prestigious Telly organization for excellence in video and film.

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Telly Awards (NAHQ Communications team): Telly judges recognized the effort that went into completing the 100th anniversary PCL: Celebrate! video by honoring us as a bronze finalist in the category of Employee Communications.

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The Society for Marketing Professionals (Los Angeles chapter): The SMPS has recognized our LA district for a 2005-06 direct-mail campaign. The jury commented that PCL’s pieces stood out from the rest of the entries because they told stories a client could relate to and showcased how we turned challenges into solutions.

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Randy Callaghan Named Top in Trades: Only twelve tradespeople throughout British Columbia were chosen to win BC’s Top in Trades awards, established by the Industry Training Authority to celebrate success in the trades. The contest attracted nearly 200 nominations.

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IABC Award of Excellence & Award of Merit (NAHQ Communications team): The Award of Excellence recognized outstanding internal communications programs, which, for PCL, included the development and execution of a one hundredth anniversary communications plan and associated communications products. While the program was rolled out in 2006, it took approximately seven years to complete. The Award of Merit recognized the communications excellence involved in planning and executing the 2006 PCL Centennial Operations Conference, held in Edmonton.

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GCA Safety Awards (Hawaii): Our Hawaii operations received three awards at this gala, recognizing achievements in safety for companies performing between 90,000 and 224,999 hours of work in 2006. The three awards received were GCA Zero-Incident Rate; GCA No Lost-Time; and, GCA Most Improved in Category.

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The PCL Centennial Learning Centre and the Husky Tucker Thermal – Central Processing Facility were recognized as the top projects of 2006 by Alberta Construction Magazine. The CLC was listed in the commercial category, and Husky Tucker was in the industrial category.

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Alberta’s Most Respected Corporation (Construction & Real Estate category): PCL was named Alberta’s most respected corporation in the construction & real estate category. This award is distributed every year based on a survey of 3000 Alberta Venture subscribers. Participants were asked to name their first, second, and third most respected organizations or individuals in each category. This is the third time our Alberta operations have made the Most Respected list.

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United Way Awards: PCL’s Edmonton operations were recognized with three awards for our 2006 United Way campaign: Largest Corporate Donation (over $560,000), Largest Corporate & Employee Contribution, and Education & Engagement Award.

Rankings

•	ENR’s Top 400 Contractors List: PCL has moved up two spots to #8 on this prestigious annual list. We have ranked in the top twenty-five since 1995.

•	2006 Top Contractor List (California): PCL has moved up from #23 to #14 on this annual list compiled by California Construction Magazine. We have been on this list for seven consecutive years.

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30 Best Pension & Benefits Plans (Canada): Employee opinion data from the 2006 Best Employers in Canada survey was used to finalize the list, so it is quite an honor that PCL has done so well. Our employees’ pride in being PCLers led us to rank an impressive #16. We were one of only thirty organizations to be recognized after a distillation process that evaluated over 220 companies.